November 4, 2016
VIA EDGAR AND HAND DELIVERY

Mr. Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Coeur Mining, Inc.
Form 10-K
Filed February 10, 2016
File No. 1-08641

Dear Mr. Parker:
On behalf of Coeur Mining, Inc. (the “Company”), this letter responds to your letter, dated October 25, 2016 (the “Comment Letter”), regarding the above-referenced Annual Report on Form 10‑K for the year ended December 31, 2015 (the “Annual Report”), filed with the Securities and Exchange Commission (the “Commission”) on February 10, 2016. Each comment of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff appearing in bold type.

Form 10-K for the Year Ended December 31, 2015
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Financial Results
2015 Compared to 2014
Income and Mining Taxes, page 38

1.
Your discussion on page 38 of MD&A indicates that your effective tax rate was 6.7% in 2015 as compared to an effective tax rate of 26.5% for 2014. Your discussion also indicates that the effective tax rate is impacted by recurring items such as foreign exchange rates on deferred tax balances, the impacts of mineral interest impairments, the full valuation allowance on the deferred tax assets in the United States and certain foreign jurisdictions, mining tax expense and uncertain tax position accruals. However, you provide no discussion or insight into the specific factors or circumstances that caused your effective tax rate to

Coeur Mining, Inc. | 104 S. Michigan Ave., Suite 900 | Chicago, Illinois 60603 | t: 312-489-5843 | f: 312-489-5897 | www.coeur.com

decline from 26.5% in 2014 to 6.7% in 2015. Please revise future filings to provide a discussion of the specific facts or circumstances that resulted in this significant change in your effective tax rate. Please provide your proposed disclosure as part of your response.
The Company confirms it will include in MD&A a tax rate reconciliation and provide discussion of specific facts or circumstances that result in significant changes in our effective tax rate in future annual filings. An example of the disclosure that will be included in our future Annual Report is as follows:
Income and Mining Taxes
The Company’s Income and mining tax benefit (expense) consisted of:

	Year ended December 31,
In thousands	2015	2014
Income and mining tax benefit (expense) at statutory rate	$137,706	$565,295
State tax provision from continuing operations	(2,075)	20,253
Change in valuation allowance	(101,027)	(151,191)
Uncertain tax positions	(1,947)	(4,425)
U.S. and foreign non-deductible expenses	1,365	(4,892)
Mineral interest related	(19,310)	—
Foreign exchange rates	22,350	23,672
Foreign inflation and indexing	1,117	3,765
Foreign tax rate differences	(15,980)	(63,930)
Foreign withholding and other taxes	8,140	82,884
Foreign tax credits and other, net	(4,076)	(43,177)
Income and mining tax benefit (expense)	$26,263	$428,254
Income and mining tax benefit of approximately $26.3 million results in an effective tax rate of 6.7% for 2015. This compares to income tax benefit of $428.3 million or effective tax rate of 26.5% for 2014. The Company’s effective tax rate is impacted by multiple factors as illustrated above. The 2015 effective tax rate differs from 2014 primarily due to changes in valuation allowances on deferred tax assets, including the impacts of mineral interest impairments, and lower foreign withholding taxes.
The Company’s effective tax rate is impacted by recurring items, such as foreign exchange rates on deferred tax balances, impacts of mineral interest impairments, full valuation allowance on the deferred tax assets relating to losses in the United States and certain foreign jurisdictions, mining tax expense and uncertain tax positions. In addition, the Company's consolidated effective income tax rate is a function of the combined effective tax rates and foreign exchange rates in the jurisdictions in which it operates. Variations in the jurisdictional mix of income and loss and foreign exchange rates result in significant fluctuations in its consolidated effective tax rate. The following table summarizes the components of the Company’s income (loss) before tax and income and mining tax (expense) benefit:

Coeur Mining, Inc. | 104 S. Michigan Ave., Suite 900 | Chicago, Illinois 60603 | t: 312-489-5843 | f: 312-489-5897 | www.coeur.com

	Year ended December 31, 2015		Year ended December 31, 2014
In thousands	Income (loss) before tax	Tax (expense) benefit	Income (loss) before tax	Tax (expense) benefit
United States	$(43,924)	$(527)	$(213,883)	$(482)
Argentina	(3,869)	(482)	(82,093)	24,408
Mexico	(250,054)	26,713	(1,204,983)	384,099
Bolivia	(76,739)	(5,154)	(107,547)	18,114
Other jurisdictions	(18,860)	5,713	(6,622)	2,115
	$(393,446)	$26,263	$(1,615,128)	$428,254
A valuation allowance is provided for deferred tax assets for which it is more likely than not that the related benefits will not be realized. The Company analyzes its deferred tax assets and if it is determined that the Company will not realize all or a portion of its deferred tax assets, it will record or increase a valuation allowance. Conversely, if it is determined that the Company will ultimately be able to realize all or a portion of the related benefits for which a valuation allowance has been provided, all or a portion of the related valuation allowance will be reduced. There are a number of risk factors that could impact the Company’s ability to realize its deferred tax assets.
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 20 - Supplemental Guarantor Information, page 86

2.
Your disclosure in Note 20 indicates that each of your subsidiary guarantors is 100% owned by Coeur and the guarantees are full and unconditional. Please revise future filings to also disclose whether the guarantees are joint and several. Refer to the requirements outlined in Rule 3-10(f) of Regulation S-X.

The Company confirms it will revise future filings to disclose that the subsidiary guarantees are joint and several. An example of the disclosure that will be included in the Company’s future filings is as follows:

NOTE 19 - SUPPLEMENTAL GUARANTOR INFORMATION
The following Condensed Consolidating Financial Statements are presented to satisfy disclosure requirements of Rule 3-10 of Regulation S-X resulting from the guarantees by Coeur Alaska, Inc., Coeur Explorations, Inc., Coeur Rochester, Inc., Coeur South America Corp., Wharf Resources (U.S.A.), Inc. and its subsidiaries, and Coeur Capital, Inc. (collectively, the “Subsidiary Guarantors”) of the Senior Notes. The following schedules present Condensed Consolidating Financial Statements of (a) Coeur, the parent company; (b) the Subsidiary Guarantors; and (c) certain wholly-owned domestic and foreign subsidiaries of the Company (collectively, the “Non-Guarantor Subsidiaries”). Each of the Subsidiary Guarantors is 100% owned by Coeur and the guarantees are full and unconditional and joint and several obligations. There are no restrictions on the ability of Coeur to obtain funds from the Subsidiary Guarantors by dividend or loan.

Coeur Mining, Inc. | 104 S. Michigan Ave., Suite 900 | Chicago, Illinois 60603 | t: 312-489-5843 | f: 312-489-5897 | www.coeur.com

Quarterly Report on Form 10-Q for the Quarter ended June 30, 2016
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Performance Measures, page 41

3.
In your reconciliation of net income (loss) to the non-GAAP measure, adjusted net income (loss), you reflect a reconciling adjustment for the tax effect of adjustments. Please revise to explain how you calculated or determined the tax effect of adjustments. Refer to the guidance in Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

The Company confirms it will revise future filings to disclose how the Company calculates the tax effects of adjustments to net income. An example of the disclosure that will be included in the Company’s future filings is as follows:
Adjusted Net Income (Loss)
Management uses Adjusted net income (loss) to evaluate the Company's operating performance, and to plan and forecast its operations. The Company believes the use of Adjusted net income (loss) reflects the underlying operating performance of our core mining business and allows investors and analysts to compare results of the Company to similar results of other mining companies. Management's determination of the components of Adjusted net income (loss) are evaluated periodically and are based, in part, on a review of non-GAAP financial measures used by mining industry analysts. Tax impacts of adjustments are generally determined based on statutory tax rates and related jurisdictional tax attributes, including the impact through the Company’s valuation allowance. Adjusted net income (loss) is reconciled to Net income (loss) in the table below:

	Three months ended June 30,		Six months ended June 30,
In thousands except per share amounts	2016	2015	2016	2015
Net income (loss)	$14,497	$(16,677)	$(5,899)	$(49,965)
Fair value adjustments	3,579	(2,754)	12,274	2,130
Impairment of marketable securities	20	31	20	1,545
Write-downs	—	—	4,446	—
Gain on sale of assets	(2,812)	(107)	(4,486)	(63)
(Gain) loss on debt extinguishments	—	524	—	271
Transaction-related costs	792	38	1,172	2,013
Tax effect of adjustments	3,996	136	2,621	(409)
Foreign exchange (gain) loss	(2,810)	751	(3,933)	2,028
Adjusted net income (loss)	$17,262	$(18,058)	$6,215	$(42,450)

Adjusted net income (loss) per share	$0.11	$(0.13)	$0.04	$(0.36)

Coeur Mining, Inc. | 104 S. Michigan Ave., Suite 900 | Chicago, Illinois 60603 | t: 312-489-5843 | f: 312-489-5897 | www.coeur.com

We would be pleased to address any further Staff comments or questions related to the above matters. If the Staff wishes to discuss this letter at any time, please do not hesitate to contact Casey Nault, Senior Vice President, General Counsel and Secretary at (312) 489-5846 or Mark Spurbeck, Vice President, Finance at (312) 489-5863.

Very truly yours,

/s/ PETER C. MITCHELL
Peter C. Mitchell
Senior Vice President and Chief Financial Officer

cc:	Casey M. Nault, Senior Vice President, General Counsel and Secretary
Mark Spurbeck, Vice President, Finance
Andrew L. Fabens, Gibson, Dunn & Crutcher LLP

Coeur Mining, Inc. | 104 S. Michigan Ave., Suite 900 | Chicago, Illinois 60603 | t: 312-489-5843 | f: 312-489-5897 | www.coeur.com